UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No.      )*


                        Empire Petroleum Corporation
                              (Name of Issuer)


                       Common Stock, $.001 par value
                       (Title of Class of Securities)


                               030910 20 2
                             (CUSIP Number)


                           February 14, 2008
        (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]   Rule 13d-1(b)
         [X]   Rule 13d-1(c)
         [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).














CUSIP NO.  030910 20 2               13G	                 Page 2 of 4

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      George H. Plewes

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [ ]
          (b)  [ ]

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

         NUMBER OF              5     SOLE VOTING POWER

          SHARES                           3,607,500

        BENEFICIALLY            6     SHARED VOTING POWER

          OWNED BY                         -0-

            EACH                7     SOLE DISPOSITIVE POWER

         REPORTING                         3,607,500

          PERSON                8     SHARED DISPOSITIVE POWER

           WITH                            -0-

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           3,607,500

10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.5%

12    TYPE OF REPORTING PERSON

	     IN











CUSIP NO. 030910 20 2	               13G	                 Page 3 of 4

Item 1.     (a)     Name of Issuer:  Empire Petroleum Corporation

            (b)     Address of Issuer's Principal Executive Offices:

                    8801 S. Yale, Suite 120
                    Tulsa, Oklahoma  74137-3575

Item 2.     (a)     Name of Person Filing:  George H. Plewes

            (b)     Address of Principal Business Office:

                    P.O. Box HM 1431
                    Hamilton HMFX
                    Bermuda

            (c)     Citizenship:  Canada

            (d)     Title of Class of Securities: Common Stock, par value $.001

            (e)     CUSIP Number:  030910 20 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            Not Applicable

Item 4.     Ownership.

           (a)     Amount Beneficially Owned:  3,607,500*

           (b)     Percent of Class: 6.5%

           (c)     Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:  3,607,500

                  (ii)   shared power to vote or to direct the vote:  -0-

                  (iii) sole power to dispose or to direct the disposition of:
                        3,607,500

                  (iv) shared power to dispose or to direct the disposition of: -0-

* Includes 170,000 shares subject to stock options which are exercisable within 60 days and also includes 687,500 shares subject to warrants which are exercisable within 60 days.












CUSIP NO. 030910 20 2	               13G	                 Page 4 of 4


Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            Not Applicable

                                  Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 14, 2008	           /s/ George H. Plewes
                                         ____________________
                                         George H. Plewes